SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Activision Blizzard, Inc.

NAME OF PERSON RELYING ON EXEMPTION: American Federation of Labor and Congress of Industrial Organizations

ADDRESS OF PERSON RELYING ON EXEMPTION:  815 Black Lives Matter Plaza, Washington, D.C.   20006

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

____________________________________________________________________________________________________________________________________________________________________________________________

Activision Blizzard, Inc. Shareholders:

Vote For the Adoption of a Freedom of Association

And Collective Bargaining Policy (Item 6)

American Federation of Labor and Congress of Industrial Organizations

815 Black Lives Matter Plaza NW, Washington D.C. 20006

Important Proxy Voting Materials
Activision Blizzard, Inc. (NASDAQ: ATVI)
Meeting Date: June 21, 2023

June 2023

Dear Shareholder:

For the following reasons, we are writing to urge you to vote “FOR” a shareholder proposal submitted by the AFL-CIO Equity Index Funds recommending the adoption of a freedom of association and collective bargaining policy (Item #6) on management’s proxy card at the June 21, 2023 annual meeting of Activision Blizzard, Inc. (“Activision”).

Labor Rights are Internationally Recognized Human Rights

Item #6 recommends that the Activision Board of Directors adopt and publicly disclose a policy on its commitment to respect the international human rights of freedom of association and collective bargaining. The proposal recommends that such a policy include the following:

  Be applicable to Activision’s direct operations and subsidiaries globally;
  Include a commitment to non-interference when employees exercise their right to form or join trade unions;
  Prohibit any member of management or agent of Activision from undermining the right to form or join trade unions or pressuring any employee from exercising this right;
  Describe the ongoing due diligence process Activision will use to identify, prevent, mitigate and account for any violations of these rights, including how it will remedy any misaligned practices.

The freedom of working people to join trade unions and negotiate for improved working conditions are internationally recognized human rights contained the United Nations’ Universal Declaration of Human Rightsi and the International Labour Organization’s Declaration on Fundamental Principles and Rights at Work.ii These internationally recognized human rights are universal in application. Compliance with applicable national labor laws may not be sufficient if these laws are inadequate to protect workers’ internationally recognized human rights.

In our view, the adoption of the requested labor rights policy will help ensure that Activision respects its employees’ rights in the United States and abroad. We note that 28 percent of Activision’s global workforce is in Europe, the Middle East, Africa, and in Asia.iii We believe that this proposal will help Activision respect the rights of its employees in other countries as well as the United States when national laws may not adequately protect labor rights.

Activision’s Record on Freedom of Association and Collective Bargaining

The Board of Director’s opposition statement to the shareholder proposal states that Activision “strongly supports employee freedom of association, and has a demonstrated commitment to good faith collective bargaining, where legally warranted and appropriate.”iv However, we believe that Activision’s labor relations track record contradicts the company’s assertion that the company’s principles meet or exceed the policy requested by the shareholder proposal.

According to Activision’s 2022 Annual Report, no Activision employee in the United States is covered by a collective bargaining agreement. In 2022, quality assurance employees at Activision’s Raven Software in Wisconsin and Blizzard Albany in New York voted in favor of forming a union with the Communications Workers of America (“CWA”).v The parties are continuing to bargain but a collective bargaining agreement has not yet been reached.

Activision has stated that it prefers “a direct relationship between managers and team members,”vi and has previously attempted to dissuade its employees from forming unions. When quality assurance testers at Activision subsidiary Raven Software sought to form a union, the company attempted to dilute support for a union election by unsuccessfully arguing to the National Labor Relations Board (“NLRB”) that all of the studio’s employees should be included in union election.vii Management also campaigned against the union election during staff meetings and sent employees messages urging them to “Please vote no.”viii CWA has filed unfair labor practice charges with the NLRB against Activision that are currently pending.ix While these unfair labor charges have been disputed by Activision and have not yet been adjudicated, they include allegations that the company withheld raises in retaliation for supporting a union, that its companywide announcement of those raises was made in such a way as to chill exercise of protected rights, and that an executive unlawfully solicited grievances from Raven Software employees during the pendency of their union election.x

The Business Case for Respecting Freedom of Association and Collective Bargaining

Respecting the freedom of working people to join and form unions is also in the best interests of Activision and its shareholders. Various studies have shown that unions can help improve productivity and reduce employee turnover.xi With a voice on the job through a union, employees are better able to raise problems with management without fear of retaliation. And by improving working conditions, unions can help attract and retain experienced employees.

We believe that a labor rights policy will be particularly beneficial for improving the workplace culture at Activision. Activision recently issued a transparency report that describes the steps that the company has taken to prevent sexual harassment and discrimination.xii While we commend Activision for taking these actions, we also believe that collective bargaining can help ensure workplace fairness by providing employees with an accessible grievance mechanism.

Other technology companies have recognized that maintaining a collaborative relationship with employee unions is a more productive long-term approach to labor relations. For example, Microsoft has adopted principles for employee organizing and engagement with labor organizations. Microsoft’s principles recognize that collaborative approaches with unions make it simpler for employees to make informed decisions about their rights to join unions.xiii

Conclusion

We recommend voting “FOR” Item #6 that urges the adoption of a freedom of association and collective bargaining policy. In our opinion, the adoption of this shareholder proposal will help improve accountability at Activision for the respect of workers’ labor rights.

The American Federation of Labor and Congress of Industrial Organizations (“AFL-CIO”) is a federation of labor unions that represent 12.5 million union members including the Communications Workers of America that represents various employees of Activision and is seeking to organize additional Activision employees. Members of AFL CIO affiliated unions also participate in pension plans that are investors in the AFL-CIO Equity Index Funds, which is a collective investment trust and a shareholder of Activision. For more information, please contact the AFL-CIO at (202) 637-5152 or by email at invest@aflcio.org.

                    The AFL-CIO is not seeking to act as a proxy for any shareholder. We will not accept proxy cards, and any proxy cards received will be returned.

i United Nations General Assembly, “Universal Desation of Human Rights,” December 10, 1948, https://www.un.org/en/about-us/universal-declaration-of-human-rights.

ii United Nations International Labour Organization, “ILO Declaration on Fundamental Principles and Rights at Work," 2022, https:// ilo.org/declaration/lang-en/ index.html

iii Activision Blizzard, Inc., Annual Report (Form 10-K), February 23, 2023, p. 9, https://www.sec.gov/ix?doc=/Archives/edgar/data/0000718877/000162828023004842/atvi-20221231.htm.

iv Activision Blizzard, Inc., Proxy Statement (Form DEF14A), May 1, 2023, p. 147, https://www.sec.gov/ix?doc=/Archives/edgar/data/0000718877/000130817923000834/latvi012_def14a.htm.

v Activision Blizzard, Inc., Annual Report (Form 10-K), February 23, 2023, p. 12, https://www.sec.gov/ix?doc=/Archives/edgar/data/0000718877/000162828023004842/atvi-20221231.htm.

vi Activision Blizzard, Inc., Annual Report (Form 10-K), February 23, 2023, p. 12, https://www.sec.gov/ix?doc=/Archives/edgar/data/0000718877/000162828023004842/atvi-20221231.htm.

vii Mikhail Klimentov and Shannon Liao, “NLRB Ruling Gives Green Light to Raven Software Union Vote,” Washington Post, April 22, 2022, https://www.washingtonpost.com/video-games/2022/04/22/raven-nlrb-ruling/.

viii Shannon Liao, “Raven Software Employees Win Union Election,” Washington Post, May 23, 2023, https://www.washingtonpost.com/video-games/2022/05/23/activision-blizzard-union-raven/.

ix Activision Blizzard, Inc., Case 18-CA-313127 (February 28, 2023), https://www.nlrb.gov/case/18-CA-313127, Activision Blizzard, Inc., Case 18-CA-305913 (October 24, 2022), https://www.nlrb.gov/case/18-CA-305913, Activision Publishing, Inc., Case 18-CA-296972 (June 3, 2022), https://www.nlrb.gov/case/18-CA-296972.

x Shannon Liao, “Labor Board Says Activision Withheld Raises From Union Activists,” Washington Post, October 3, 2022, https://www.washingtonpost.com/video-games/2022/10/03/activision-raven-union-raises-nlrb/.

xi Trillium Asset Management, “The Investor Case for Supporting Worker Organizing Rights,” July 2022, https://www.trilliuminvest.com/news-views/the-investor-case-for-supporting-worker-organizing-rights; Committee on Workers’ Capital, “Shared Prosperity: The Investor Case for Freedom of Association and Collective Bargaining,” November 2022, https://www.workerscapital.org/our-resources/shared-prosperity-the-investor-case-for-freedom-of-association-and-collective-bargaining/.

xii Activision Blizzard, Inc., “The Transparency Report” (Form DEFA14A), May 31, 2023, https://www.sec.gov/Archives/edgar/data/718877/000130817923000882/latvi2023_defa14a.htm.

xiii Microsoft Corporation, “Microsoft Adopts Principles For Employee Organizing And Engagement With Labor Organizations,” June 2, 2022, https://blogs.microsoft.com/on-the-issues/2022/06/02/employee-organizing-engagement-labor-economy/.